August 5, 2008

Mail Stop 3720

Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street NW
Washington, DC   20549

Subject:      NewMarket China, Inc. (the "Company")
              Form 10-KSB for the fiscal year ended December 31, 2007 Filed April 1, 2008

              Form 10-QSB for the Fiscal Quarter Ended March 31, 2008 File No. 0-14306

Dear Mr. Spirgel:

     This letter is in response to your comments dated July 8, 2008 on the above-referenced SEC filings (the "Filings") on behalf of NewMarket China, Inc. (the "Company"). Below are the responses to the queries raised therein. We acknowledge that:

     o We are responsible for the accuracy and adequacy of the disclosure in our filings.
     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and
     o We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We have replied on a comment by comment basis, with each response following a repetition of your letter's original question to which it applies. Comment numbers refer to the numbers set forth in your letter.

Form 10-KSB for the Year Ended December 31, 2007
------------------------------------------------

Item 6, Management's Discussion and Analysis or Plan of Operations
------------------------------------------------------------------










                              14860 Montfort Drive
                                    Suite 210
                                Dallas, TX 75254
                   Tel: # (972) 386-3372 Fax # (214) 853-5929
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Results of Operations
---------------------

1. The Company will revise the MD&A section of future filings to provide additional disclosures in accordance with the guidance provided by Item 303 of Regulation S-K and SEC Interpretative Release No. 33-8350.

     The following is the revised disclosure for the Year Ended December 31, 2007:

     "As a result of the Agreement and subsequent reorganization, the Company had revenue of $40,007,006 and $29,509,968 for the years ended December 31, 2007 and 2006, respectively. For the year ended December 31, 2007, product sales and IT consulting services represented 92% and 8% of revenue, respectively. Cost of sales were $38,211,067 and $28,237,125 for the years ended December 31, 2007 and 2006, respectively. The gross margin was $1,795,939 and $1,272,843 for the years ended December 31, 2007 and 2006, respectively. Gross margin as a percentage of sales was 4.3% for the years ended December 31, 2007 and 2006, respectively. The increase in revenue and corresponding increase in cost of sales from 2006 to 2007 was attributable to (i) an increase in product sales of 20% in existing markets of Ningbo and Shanghai, and; (ii) the expansion of the Company's sales of computer hardware products into the city of Hangzhou, China in 2007 which accounted for approximately $4.6 million of additional revenue. Hangzhou is the capital of Zhejiang province with a population of approximately 6.4 million."

Auditor's Opinion, Page F-3
---------------------------

2. The Company's auditors, Pollard Kelley Auditing Services, Inc ("PKASI"), is a PCAOB-registered firm headquartered in Ohio. Regarding the preparations for and conduct of the annual audit of our financial statements:

     o In November of 2006 upon my appointment as Chief Financial Officer of the Company, the company Controller and I met in China with the local accounting staffs in our Shanghai and Ningbo offices to discuss and plan for the fiscal 2006 audit and future annual audits. We also completed a thorough review of all internal accounting policies, including issues of GAAP and SOX compliance.
     o    Several   months  prior  to  the  actual   field  audit,   a  list  of
          client-prepared items was submitted by PKASI to our accounting staff in our Shanghai and Ningbo offices.
     o John Verges, the previous Chief Executive Officer of the Company (prior to his departure in July 2008) lived in Shanghai during his tenure as CEO and worked closely with the local accounting staff to coordinate the preparation and review of the audit workpapers.
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     o    The PKASI field audit  staff,  which  typically  consists of the audit partner and one or two staff auditors, travels to China for ten days in the middle of January every year, along with me and our Controller, to perform the required field audit work, which includes visits to both our Shanghai and Ningbo offices.
     o PKASI employs a local Shanghai CPA firm, Mei Ling, to assist in the inventory audit in our Ningbo location under their supervision.
     o Upon completion of the field audit work in China, PKASI performs additional field audit work at the beginning of February at our headquarters in Dallas, Texas.

Note 2, Revenue Recognition, Page F-9
-------------------------------------

3.   The following is the revised disclosure regarding revenue recognition:

     "The Company is engaged in the business of resale of computer hardware and software and IT consulting services in the People's Republic of China. Revenue from product sales, which accounts for the substantial majority of revenue, is recognized upon delivery. IT Consulting services are invoiced under a time and materials contract. Revenue is recognized as time is spent on hourly rates, which are negotiated with the customer, plus the cost of any allowable material costs and out-of-pocket expenses."

Form 10-QSB for the Three Months Ended March 31, 2008
-----------------------------------------------------

4. The Company will file all subsequent periodic reports, beginning with the report for the Six Months Ended June 30, 2008, in accordance with Article 8-03 of Regulation S-X.

Consolidated Statement of Operations
------------------------------------

Depreciation and Amortization
-----------------------------

5. At the beginning of the fourth quarter of 2007, the Company sold certain fixed assets in Ningbo for which a gain of approximately $304,000 was recorded in that period. The sale was originally contemplated to have closed in the first quarter of 2007 and as a result, no additional depreciation expense was recorded on those assets for the remainder of the year.

     Additionally, depreciation expense was adjusted in the fourth quarter for the final computation of the gain on assets sold in that quarter. The adjustment accounted for the credit to depreciation expense during that quarter.

Item 3. Controls and Procedures
-------------------------------
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6.   The  following is the  conclusion  reached by  management at March 31, 2008 regarding the effectiveness of our disclosure controls and procedures:

     "As required by Rules 13a-15(e) and 15(d)-15(e) under the Exchange Act, the Company's Chief Executive Officer and Chief Financial Officer (the "Certifying Officers") carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of March 31, 2008. Based upon that evaluation, the Certifying Officers concluded that the Company's disclosure controls and procedures were effective."

     We will revise all future filings to provide the required disclosure as of the end of each interim and annual period.


Please contact me if you have any questions.



Sincerely,


/s/ Philip J. Rauch
-------------------
Philip J. Rauch
Chief Financial Officer